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                              June 13, 2024

       Anton D. Nikodemus
       Chief Executive Officer
       Seaport Entertainment Group Inc.
       99 Water Street
       28th Floor
       New York, NY 10038

                                                        Re: Seaport
Entertainment Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-279690

       Dear Anton D. Nikodemus:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1, Filed May 24, 2024

       Questions and Answers About the Rights Offering
       Q. How was the $100 per whole sale of common stock subscription price established?, page vi

   1. Elaborate upon your discussion to explain whether or not the price per share you have set relates to the current
public trading price of your parent, HHH, if at all. Acknowledge, as you do in your spin-off
registration statement that HHH expects the trading price of its shares immediately
following the spin-off to be lower than the    regular-way    trading price
                                                        of such shares of
common stock immediately prior to the distribution because the trading price will no longer
reflect the value of the Seaport Entertainment business. In this regard, acknowledge that the
price you have set represents a substantial premium to the current market price of HHH and
quantify the market price as of date that the Board set the
                                                        subscription price.
 Anton D. Nikodemus
Seaport Entertainment Group Inc.
June 13, 2024
Page 2
General

2. With reference to our review of your registration statement on Form 10-12B, filed May
       23, 2024, please incorporate comments into this registration statement as appropriate.
3. Your revised disclosure confirms an intent to enter into a potential backstop agreement prior to the spin-off. Clarify whether any potential backstop agreement will be entered into prior to effectiveness of this registration statement or commencement of the rights offering.
4. Throughout your registration statement you indicate that the potential backstop agreement would ensure that you receive a "minimum level" of gross proceeds of "at least" $175 million, and yet $175 million seems to represent the maximum amount of your overall rights offering. Revise to remove your references to "at least" and refer to such amount, if agreed upon, as the maximum amount of proceeds.
5. We note that in this amendment the Dilution section has been removed. As this appears to be a materially dilutive issuance, please revise your registration statement to furnish the information required by Item 506 of Regulation S-K related to dilution under a separate heading or tell us why you believe you are not required to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                             Sincerely,
FirstName LastNameAnton D. Nikodemus
                                                             Division of
Corporation Finance
Comapany NameSeaport Entertainment Group Inc.
                                                             Office of Trade &
Services
June 13, 2024 Page 2
cc:       Julian Kleindorfer
FirstName LastName